CODE OF ETHICS
                          FOR SENIOR FINANCIAL OFFICERS
                                       OF
                       CHUGACH ELECTRIC ASSOCIATION, INC.


         This Code of Ethics is promulgated by the Board of Directors of Chugach Electric Association, Inc. (Association) under Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder and applies to the Senior Financial Officers of the Association. For this purpose, Senior Financial Officers means the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer. This Code contains standards reasonably necessary to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Association and in other public communications; and compliance with applicable governmental laws, rules and regulations. It should be read in conjunction with the Association's Conflict of Interest policies.

         Senior Financial Officers of the Association must:

         1. Act with honesty and integrity, ethically handling actual or apparent conflicts of interest in personal and professional relationships. They should recognize that even the appearance of a conflict of interest can damage the Association. A conflict of interest may exist because of a relationship of theirs or of a family member that is inconsistent with the Association's best interests or could cause a conflict with their ability to perform their job responsibilities.

         2. Report to the Chairman of the Finance Committee any transaction that reasonably could be expected to give rise to a conflict of interest.

         3. Produce, or cause to be produced, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Association files with or submits to the Securities and Exchange Commission and in other public communications.

         4. Comply with applicable governmental laws, rules and regulations.

         5. Promptly report any violation of this Code of Ethics to the Chairman of the Finance Committee.

         The Association reserves the right to determine when actual or potential conflicts of interest exist, and then to take any action, which in the sole judgment of the Association, is needed to prevent the conflict from continuing.

         Senior Financial Officers will be held accountable for their adherence to this Code of Ethics. Their failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including immediate termination of your employment.

         Any request by a Senior Financial Officer for a waiver of any provision of this Code of Ethics must be in writing and addressed to the Chairman of the Finance Committee. The Board will have the sole and absolute discretionary authority, acting upon such recommendation as may be made by the Finance Committee, to approve any waiver from this Code of Ethics. Any waiver for this Code of Ethics for Senior Financial Officers will be disclosed promptly on Form 8-K or any other means approved by applicable SEC rules or listing standards.

         Nothing contained in this Code of Ethics is intended by the Company to be, nor shall it be construed as, an employment agreement.

         This Code of Ethics was approved by the Board of Directors at its regular board meeting on June 16, 2004.



Date: June 16, 2004                                      By /s/ Pat Jasper
                                                         Secretary of the Board